Exhibit 21.1

List of Subsidiaries of Laredo Petroleum Holdings, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Laredo Petroleum, Inc.	Delaware
Laredo Petroleum — Dallas, Inc.	Delaware
Laredo Gas Services, LLC	Delaware
Laredo Petroleum Texas, LLC	Texas